Robert M. Steinberg RSteinberg@jmbm.com	1900 Avenue of the Stars, 7th Floor Los Angeles, California 90067-4308 (310) 203-8080 (310) 203-0567 Fax www.jmbm.com

Ref: 56751-0001

January 25, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Attn: Ms. Amanda Ravitz

Re:	BJ’s Restaurants, Inc. (the “Company”)

Registration Statement on Form S-3

Registration No. 333-164242

Dear Ms. Ravitz:

On behalf of BJ’s Restaurants, Inc., I am responding to your letter dated January 19, 2010 relating to the above-referenced Registration Statement on Form S-3. Our responses are named and numbered to correspond with the names and numbers of the comments contained in your letter. For your convenience, we have included a copy of the text of your comment above each of our responses.

Opinion of Counsel, Exhibit 5.1

1.	Comment: Please revise the opinion to include New York law, which appears to govern your indentures.

Response: Concurrently with the filing of this letter, the Company has filed an Amendment No. 1 to its Registration Statement on Form S-3 (the “Amendment”), which Amendment contains a revised version of the legal opinion indicating that the opinion includes New York law.

Amanda Ravitz

January 25, 2010

In addition to our responses listed above to your comments, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the referenced filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Should you have any questions, please contact the undersigned at (310) 203-8080.

Sincerely,

/s/ Robert M. Steinberg
Robert M. Steinberg
Attorney
Jeffer, Mangels, Butler & Marmaro LLP

RS:tcb

Enclosures